P.E. 4-29-02

0-30364

02032345

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2002
(April 29, 2002)

NDS Group plc
(Name of Registrant)

One London Road, Staines
Middlesex TW18 4EX, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

H&H NY-551 #416371 v.1

Exhibit Index begins on Page 4

Annexed hereto as Exhibit A is a press release of NDS Group plc ("NDS"), dated April 29, 2002, announcing NDS's unaudited financial results for the nine months ended March 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDS GROUP plc

Date: April 29, 2002

By: [signature]
Richard Medlock
Chief Financial Officer

EXHIBIT INDEX

H&H NY-551 #416371 v.1

Exhibit A

NDS GROUP PLC REPORTS OPERATING INCOME UP 44% IN THIRD QUARTER

Highlights:

- Revenue up 11% to a record £60.1 million ($86 million)
- Operating income up 44% to £14.6 million ($20.9 million)
- Diluted cash earnings per share up 38% to 19.7p (28.2¢)
- Subscribers grow by 800,000 in quarter
- SkyLife launches in Korea using NDS technology
- CCTV commences distribution in China using NDS Open Videoguard™
- Conditional Access contract signed with CNS in Taiwan
- Superbowl on Value@TV™ in UK and Mexico
- Commencement of Smart Card swap out for DIRECTV
- Two new Synamedia™ contracts
- New long-term licence contracts with Ladbrokes and Wagerworks

London – 29 April 2002 – NDS Group plc, a News Corporation company and the world's leading provider of conditional access systems and interactive applications for digital pay TV, today announced its unaudited results for the quarter ended 31 March 2002 (Q3 FY02).

Commenting on NDS's performance, Dr. Abe Peled, President and Chief Executive Officer, said: "In the current difficult environment for digital pay-TV in most areas of the world, NDS has continued to make progress. The decision by DIRECTV to transition towards in-house provision of conditional access may result in substantially lower revenues in our financial year ending June 2004. NDS will now accelerate its efforts to identify and secure new revenues for FY2004 and beyond. We continue to be encouraged by the progress in our new technologies' revenues, which were up almost three-fold year to date, versus the comparable period in FY2001."

Rick Medlock, Chief Financial Officer, added: "These excellent results underline once again the inherent strength of the NDS business model allowing us to increase our profits and generate cash, despite the sluggish economic environment".

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Key Statistics

	3 months to 31 March 2002	3 months to 31 March 2001	% growth	9 months to 31 March 2002	9 months to 31 March 2001	% growth
£'000						
Revenues	60,125	54,113	+11%	175,774	161,480	+9%
Operating Income, before goodwill	14,619	10,121	+44%	40,331	31,864	+27%
Operating Margin %	24.3%	18.7%	+5.6%	22.9%	19.7%	+3.2%
Net Income	9,045	6,301	+44%	24,871	21,912	+14%
Diluted cash EPS	19.7p	14.3p	+38%	54.8p	44.9p	+22%
$'000						
Revenues	85,979	77,382	+11%	251,356	230,916	+9%
Operating Income, before goodwill	20,905	14,473	+44%	57,673	45,566	+27%
Operating Margin %	24.3%	18.7%	+5.6%	22.9%	19.7%	+3.2%
Net Income	12,934	9,010	+44%	35,566	31,334	+14%
Diluted cash EPS	28.2¢	20.4¢	+38%	78.4¢	64.2¢	+22%
Subscribers						
Net Subscriber Additions	0.8 million	1.3 million		3.6 million	4.8 million	
Subscribers at end of period	28.1 million	23.3 million		28.1 million	23.3 million	

1. For the convenience of the reader only, pounds sterling amounts for all periods have been translated into US dollar amounts at the exchange rate of US$1.43 = £1.00, the closing rate of exchange on 31 March 2002.

2. The Company has defined operating income before charges for the amortisation of goodwill as a key measure of operating performance, so that period on period comparisons are not distorted by the impact of the goodwill amortisation charge arising from the acquisition of Orbis Technology Limited ("Orbis") on 1 December 2000. Operating income after goodwill amortisation can be found in the attached tables.

3. In the opinion of management, the financial statements reflect all adjustments of a normal and recurring nature, which are necessary to present fairly the financial position, results of operations and cashflows for the interim periods. The financial statements should be read in conjunction with the audited consolidated financial statements as of 30 June 2001.

4. Prior period results consolidate Orbis from 1 December 2000.

5. Figures for diluted cash earnings per share are calculated based on net profit after adjusting for amortisation of goodwill so as to provide a more meaningful period-on-period comparison.

6. Diluted cash EPS is based on the diluted weighted average number of shares potentially in issue during the period, as calculated under UK GAAP. For the 9 months ended 31 March 2002 there was a diluted weighted average of 54,806,124 shares potentially in issue. As at 31 March 2002 there were 53,438,901 shares in issue.

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Operational Review

As at 31 March 2002 approximately 28.1 million set-top boxes containing NDS technology were in use worldwide, up from 24.5 million at 30 June 2001. Growth has been slower than in recent quarters due to uncertainty in the economic outlook (especially in Latin America). Furthermore, subscriber numbers were reduced by the deletion of approximately 400,000 dormant subscribers identified by certain operators during their smart card changeovers.

Our underlying business and results for the quarter have grown broadly in line with our expectations. We remain focussed on our strategy of providing our customers with technology which enables them to add new subscribers and to grow revenues from existing subscribers.

In February, CCTV in China began the encryption of four channels for the broadcast of their digital content from the CCTV China Satellite Television Transmission Center to the provincial cable network operators across the country using NDS Open VideoGuard™. This is the key backbone of the CCTV distribution network and our Open VideoGuard met the customer's acceptance test criteria for multiple level encryption through the national network, the local cable networks and to the home.

In March, the new DTH broadcaster, SkyLife, launched its service in Korea. We have provided the conditional access, middleware and broadcast control elements of the system and have worked with a number of set-top box manufacturers to develop features unique to the Korean market. We have commenced shipping smart cards and will deliver further enhancements to the system over the coming months.

We are working with China Network Systems (CNS), Taiwan's leading cable TV service provider, to provide conditional access, broadcast control and systems integration services for the digital transition of its digital cable TV network upgrade, which includes NDS set-top box middleware and our Value@TV™ infrastructure. We are also working with Versatel in Moscow to supply our Videoguard™ conditional access for Eastern Europe's first digital cable network. Both of these projects are expected to be launched commercially during summer 2002.

In February, our Value@TV™ technology enabled viewers in the UK and in Mexico to enjoy the US Superbowl in interactive mode and our OpenBet™ technology allowed UK viewers to bet on the result via their TV. A number of commentators pointed out this level of sophistication was not available to viewers in the United States and we are focussing our marketing activity on potential US customers. We have appointed a new Vice President of Corporate Sales, Stan Sands, to focus our sales effort to cable companies both in the US and in Europe.

We have continued to develop and deliver more interactive applications to channels such as MTV, which introduced the first 24x7 interactive TV service available in the UK. It allows viewers to customize their TV environment for the first time, using virtual stickers and logos. MTV Hits Interactive follows on from the NDS voting application used at the MTV Europe Music Awards. Against stiff competition MTV won the award for Best Use of Interactive TV at the Revolution 2002 awards with NDS' Value@TV™ interactive applications. The Revolution Award is made to the company that, in the opinion of the judges, has made the best overall use of digital media in its business.

Our OpenBet™ software maintains its key role in providing the back-office functions for an estimated 75% of internet and interactive TV sports betting in the UK. We have licensed Rank to use OpenBet™ for its online betting division and have entered into long-term licensing arrangements with Ladbrokes, for use throughout the world, and with Wagerworks, for use with MGM Mirage for its casino activities.

We have entered into two new contracts to provide Synamedia™ applications with customers in Europe and the Asia Pacific regions.

Our relationship with DIRECTV in the United States entered a new phase. We have commenced shipments of the next generation smart card developed by NDS. This action is a planned, and integral, part of our security philosophy, which entails swapping out the entire population of a broadcasters' smartcards from time to time to provide enhanced security and additional functionality. This milestone was one of the stages in our contract with DIRECTV and on 1 April 2002, under the terms of the contract, DIRECTV notified us that they will transition towards the "in house" provision of conditional access services for its US satellite platform. The existing conditional access supply agreement between NDS and DIRECTV remains in force until August 2003. We have received orders from DIRECTV for a large number of its fourth generation smart cards and under the terms of these orders and our contract, we expect to receive significant revenues and supply significant volumes of smart cards between now and August 2003. Thereafter we expect to receive ongoing revenues under the transition provisions of our contract. This decision does not affect our relationship with DIRECTV Latin America that is governed by a separate agreement.

On 11 March 2002, Groupe Canal+ S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc. (collectively "Canal+"), subsidiaries of Vivendi Universal Group filed a lawsuit against NDS Group plc and NDS Americas Inc. (a subsidiary company) in the United States District Court, Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. NDS has responded in a statement that it believes the claims to be baseless. The company intends to defend the suit vigorously. On 22 April 2002, NDS asked a federal judge to dismiss the lawsuit and, if any portion of the lawsuit is permitted to proceed, to transfer the action to the District Court where the proper venue lies. NDS's motion to dismiss the lawsuit argues that "Canal+ designed its complaint to lay the blame for its financial woes publicly on NDS". The motion explains that there is no legal basis for any of the eight claims listed in the Canal+ complaint and that the entire lawsuit should therefore be dismissed.

Financial Review

Revenues for the quarter ended 31 March 2002 were £60.1 million, an increase of 11% from £54.1 million in the previous year, and this is the highest ever revenues in any quarter for NDS. For the nine-month period, revenues increased 9% from £161.5 million to £175.8 million.

Operating income for the quarter, before charges for the amortisation of goodwill, was £14.6 million, which represents a 44% increase from £10.1 million for the third quarter of the previous financial year. For the nine-month period, operating income before amortisation of goodwill increased by 27% from £31.9 million to £40.3 million.

Conditional access revenues were £33.3 million for the quarter, compared to £31.7 million for the same period in the previous year. The increase is due to the commencement in the quarter of shipments of planned new generation cards for DIRECTV and NetSat. For the nine-month period, conditional access revenues were £83.4 million compared to £95.3 million in the previous year reflecting the fact that the volume of cards supplied in the first half of FY 2001 was particularly high. The base of active smart cards protecting our customers' revenues rose by 800,000 in the quarter to 28.1 million at 31 March 2002. This slower rate of increase is due to the deletion of dormant subscribers from certain of pay TV operators' subscriber databases following the completion of smart card changeovers.

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Revenues from integration, development and support for the quarter were £11.3 million, compared to £9.5 million in the third quarter of the previous financial year. For the nine-month period this revenue stream amounted to £34.3 million compared to £29.0 million in the same period of the previous year. Due to our revenue recognition policies, whereby project revenues are only recognised once certain criteria have been met, project revenues in this category can vary significantly from period to period. This quarter included the delivery of a full conditional access system to SkyLife in Korea which launched commercially in early March 2002. This area continues to grow as we increase the number of customers and projects on which we are working; we now have over 30 customers using our systems worldwide.

Licence fees and royalties amounted to £6.7 million for the quarter and £23.8 million for the nine-month period, compared to £6.2 million and £21.6 million respectively for the previous financial year. The increase relates to initial system licence fees for SkyLife, additional fees for system enhancements and continuing buoyant shipments by set-top box manufacturers.

Revenues from New technologies amounted to £8.5 million in the quarter and £26.8 million for the nine-month period, compared to £4.9 million and £9.4 million respectively in the previous financial year. As well as supplying further applications to channels and additional functionality to broadcasters in Israel and Latin America, we have also entered into a new four-year agreement with Ladbrokes, a leading UK bookmaker, which includes the provision of additional OpenBet™ licences.

Gross margin for the quarter and the nine-months was 67% compared to 63% in both comparable periods in the previous year. Higher margins on new systems and enhancements have more than offset lower margins earned on some changeover cards.

We have continued to exercise tight control over our cost base, particularly in the light of the announcement by DIRECTV and general economic conditions. Sales & marketing costs were slightly lower in the quarter than in the corresponding period in the previous financial year. This was as a result of some headcount reductions and lower expenditure on trade exhibitions and marketing activities. The growth in research & development expenditure was also lower than in recent quarters. Underlying general & administration costs have been kept steady. Total NDS Group headcount at 31 March 2002 was 1,382.

Diluted earnings per share for the quarter, adjusted to eliminate distortions caused by the amortisation of goodwill rose 38% from 14.3p to 19.7p.

Stock levels remain high as we have been procuring smart cards for planned card upgrades. We expect stock levels to remain high for the next six months and then to fall. We have procured certain smart cards some months in advance of planned delivery in order to take advantage of favourable prices.

Debtor collection has remained strong, enabling us to continue to generate cash and we ended the quarter with free cash balances of £75.6 million.

About NDS

NDS Group plc (NASDAQ/ NASDAQ Europe: NNDS) is the leading supplier of open conditional access software and interactive systems for the secure delivery of entertainment and information to television set-top boxes and personal computers. The company also develops secure datacasting solutions for the distribution of data and multimedia. See www.nds.com for more information.

Cautionary Statement Concerning Forward-looking Statements
The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

Contact:

NDS Group plc	TSI Communications UK	TSI Communications US
Margot Field (Media)	Giles Morgan	Chani Garb
Tel: (+44) 0208 476 8158	Tel: (+44) 0207 898 3467	Tel: (212) 309 0627
E-mail: mfield@ndsuk.com	E-mail: gmorgan@golinharris.com	E-mail: cgarb@golinharris.com

CONFERENCE CALL

Dr. Abe Peled, President and Chief Executive Officer and Rick Medlock, Chief Financial Officer, will host a conference call to discuss this announcement and answer questions at 3:00pm UK time (10:00am Eastern time) on Monday 29 April 2002.

UK & International:	(+44) 0208 401 1043
UK only free phone:	0500 101630
(Instant Replay:	+44 208 288 4459 - Passcode: 612152)
USA Tollfree phone:	(800) 491 3127
(Instant Replay:	(703) 736 7336 - Passcode: 612152)

The audio replay for the call will also be available on the NDS website www.nds.com.

{Tables follow}

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NDS GROUP PLC
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE THREE MONTHS ENDED 31 MARCH 2002

	Notes	3 months ended 31 March 2002 £'000	3 months ended 31 March 2001 £'000
Revenues			
Conditional access		33,264	31,721
Integration, development & support		11,289	9,467
Licence fees & royalties		6,668	6,223
New technologies		8,508	4,937
Other revenue		396	1,765
Total revenues		60,125	54,113
Cost of sales			
Smart card & changeover provisions		(12,362)	(11,411)
Operations & support		(5,878)	(6,800)
Royalties		(1,044)	(1,153)
Other		(373)	(643)
Total cost of sales		(19,657)	(20,007)
Gross profit		40,468	34,106
Gross profit %		*67.3%*	*63.0%*
Operating expenses, excluding goodwill amortisation			
Sales & marketing expenses		(3,635)	(3,830)
Research & development		(17,427)	(16,536)
General & administration		(4,787)	(3,619)
Total		(25,849)	(23,985)
Operating income, before goodwill amortisation		**14,619**	**10,121**
Operating income %		*24.3%*	*18.7%*
Amortisation of goodwill		(1,724)	(1,595)
Operating profit		12,895	8,526
Net interest income		610	501
Profit on ordinary activities before tax		13,505	9,027
Taxation		(4,460)	(2,726)
Net profit		**9,045**	**6,301**

	Notes	2002	2001
Earnings per share	2		
Basic		17.0p	11.9p
Diluted		16.6p	11.4p
Adjusted earnings per share			
Basic		20.2p	14.9p
Diluted		19.7p	14.3p

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NDS GROUP PLC
UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE NINE MONTHS ENDED 31 MARCH 2002

	Notes	9 months ended 31 March 2002 £'000	9 months ended 31 March 2001 £'000	Year ended 30 June 2001 £'000
Revenues				
Conditional access		83,402	95,295	122,862
Integration, development & support		34,338	29,020	38,282
Licence fees & royalties		23,824	21,559	31,870
New technologies		26,782	9,443	15,069
Other revenue		7,428	6,163	7,545
Total revenues		175,774	161,480	215,628
Cost of sales				
Smart card & changeover provisions		(29,910)	(33,086)	(41,983)
Operations & support		(18,490)	(17,561)	(23,681)
Royalties		(3,228)	(4,558)	(5,258)
Other		(5,933)	(5,240)	(5,754)
Total cost of sales		(57,561)	(60,445)	(76,676)
Gross profit		118,213	101,035	138,952
Gross profit %		*67.3%*	*62.6%*	*64.4%*
Operating expenses, excluding goodwill amortisation				
Sales & marketing expenses		(12,079)	(10,177)	(14,417)
Research & development		(51,398)	(46,926)	(65,164)
General & administration		(14,405)	(12,068)	(15,601)
Total		(77,882)	(69,171)	(95,182)
Operating income, before goodwill amortisation		**40,331**	**31,864**	**43,770**
Operating income %		*22.9%*	*19.7%*	*20.3%*
Amortisation of goodwill		(5,170)	(2,697)	(4,590)
Operating profit		35,161	29,167	39,180
Share of associate's operating profit		-	-	5
Net interest income		1,893	1,928	2,098
Profit on ordinary activities before tax		37,054	31,095	41,283
Taxation		(12,183)	(9,183)	(12,154)
Net profit		**24,871**	**21,912**	**29,129**

	Notes	9 months ended 31 March 2002	9 months ended 31 March 2001	Year ended 30 June 2001
Earnings per share	*2*			
Basic		46.7p	41.6p	55.1p
Diluted		45.4p	40.0p	52.8p
Adjusted earnings per share				
Basic		56.4p	46.7p	63.8p
Diluted		54.8p	44.9p	61.1p

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NDS GROUP PLC
UNAUDITED CONSOLIDATED BALANCE SHEET
AS AT 31 MARCH 2002

	Notes	31 March 2002 £'000	31 March 2001 £'000	30 June 2001 £'000
Fixed assets				
Investments		3,602	1,215	1,839
Goodwill		61,957	63,888	67,127
Tangible assets		19,117	19,151	20,698
		84,676	84,254	89,664
Current assets				
Stocks		31,133	18,881	22,438
Deferred tax asset		2,897	3,789	2,899
Debtors due within one year		55,803	64,352	50,098
Cash	3	90,047	40,143	65,337
		179,880	127,165	140,772
Creditors				
Amounts falling due within one year		(94,467)	(83,891)	(89,480)
Net current assets		85,413	43,274	51,292
Total assets less current liabilities		170,089	127,528	140,956
Creditors				
Amounts falling due after one year		(1,557)	(1,725)	(1,684)
Provisions for liabilities and charges		(17,350)	(11,663)	(13,406)
Net assets		151,182	114,140	125,866
Equity and capital reserves	4			
Equity share capital		336	333	334
Share premium		154,250	140,485	145,534
Shares to be issued		14,334	22,500	22,336
Profit and loss account		(193,003)	(224,443)	(217,603)
Capital contribution		133,265	133,265	133,265
		109,182	72,140	83,866
Non-equity capital		42,000	42,000	42,000
Total capital employed		151,182	114,140	125,866

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NDS GROUP PLC
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED 31 MARCH 2002

	3 months ended 31 March 2002 £'000	9 months ended 31 March 2002 £'000	Year ended 30 June 2001 £'000
Operating profit	12,895	35,161	39,180
Non-cash operating costs	3,466	11,653	12,868
Movement in working capital	1,556	(10,504)	1,919
Net cash inflow from operating activities	17,917	36,310	53,967
Net interest received	610	1,940	2,098
Tax paid	(3,417)	(7,995)	(9,170)
Capital expenditure	(1,046)	(4,297)	(11,187)
Acquisitions and disposals	(1,358)	(1,763)	551
Proceeds from issue of shares	367	515	1,670
Cash generated	**13,073**	**24,710**	**37,929**
Interest-bearing deposits with News Corporation	-	-	5,674
Restricted cash deposits	-	-	(14,403)
Increase in free cash balances	13,073	24,710	29,200
Free cash, beginning of period	62,571	50,934	21,734
Free cash, end of period	75,644	75,644	50,934

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NOTES

1. Basis of preparation and presentation

These unaudited financial statements have been prepared using the accounting policies disclosed in the consolidated financial statements for the year ended 30 June 2001 which are in compliance with UK GAAP. They do not constitute statutory accounts. Figures for 30 June 2001 and for the year ended on that date have been extracted from the consolidated financial statements of NDS Group plc on which the auditors gave an unqualified audit report.

2. Earnings per share

In addition to earnings per share calculated on the basis of net profit for the year, figures are also presented for earnings per share adjusted to eliminate the distortions caused by amortisation of goodwill. A reconciliation of the profits used in the calculations is as follows:

	3 months ended 31 March	
	2002	2001
	£'000	£'000
Net profit	9,045	6,301
Add back amortisation of goodwill	1,724	1,595
Adjusted net profit	10,769	7,896

	9 months ended 31 March		Year ended 30 June
	2002	2001	2001
	£'000	£'000	£'000
Net profit	24,871	21,912	29,129
Add back amortisation of goodwill	5,170	2,697	4,590
Adjusted net profit	30,041	24,609	33,719

The weighted average number of shares and the weighted average number of potential shares in issue for each period (including potentially dilutive share options and potential shares to be issued in connection with the acquisition of Orbis Technology Limited ("Orbis")) have been determined in accordance with FRS 14. These quantities are therefore a function of, amongst other things, the average quoted share price for the period. The figures used in the calculations are as follows:

Period	Weighted average shares in issue	Weighted average number of potential shares
3 months to 31 March 2002	53,346,335	54,552,714
3 months to 31 March 2001	52,833,371	55,150,221
9 months to 31 March 2002	53,285,215	54,806,124
9 months to 31 March 2001	52,724,290	54,752,098
Year ended 30 June 2001	52,824,956	55,197,631

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3. Cash

	31 March 2002 £'000	31 March 2001 £'000	30 June 2001 £'000
Restricted cash deposits	14,403	14,403	14,403
Freely available cash	75,644	25,740	50,934
	90,047	40,143	65,337

Restricted cash deposits are amounts held in an interest bearing account with the Company's bank as security to support guarantees given by the bank in connection with the Series A Guaranteed Loan Notes issued in connection with the acquisition of Orbis.

4. Share capital and reserves

Movements on consolidated capital and reserves and reconciliation of movements in shareholders' funds for the 9 months ended 31 March 2002 are as follows:

	Equity share capital £'000	Share premium £'000	Non-equity share capital £'000	Shares to be issued £'000	Capital contribution £'000	Profit and loss account £'000	Total share-holders' funds £'000
As at 30 June 2001	334	145,534	42,000	22,336	133,265	(217,603)	125,866
Profit for the period	-	-	-	-	-	24,871	24,871
Issue of shares for cash	1	715	-	-	-	(201)	515
Acquisition of Orbis	1	8,001	-	(8,002)	-	-	-
Other movements	-	-	-	-	-	65	65
Foreign exchange movement	-	-	-	-	-	(135)	(135)
As at 31 March 2002	336	154,250	42,000	14,334	133,265	(193,003)	151,182

The consideration payable in connection with the acquisition of Orbis on 1 December 2000 is dependent upon the final determination of the revenues and profitability of Orbis for the two years ended 31 March 2002 and certain other factors and is payable in several instalments. "Shares to be issued" represents an estimate of the amounts to be settled in shares, based on the fair value of those shares as at the date of acquisition and the movement in the period represents shares actually issued.

Shares issued for cash resulted from the exercise of share options by certain employees.

As at 31 March 2002 there were 53,483,901 shares in issue.

5. Litigation

On 11 March 2002, Groupe Canal+S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc. (collectively "Canal+"), subsidiaries of Vivendi Universal Group filed a lawsuit against NDS Group plc and NDS Americas Inc. (a subsidiary company) in the United States District Court, Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. NDS has responded in a statement that it believes the claims to be baseless. The company intends to defend the suit vigorously and to pursue the filing of counterclaims against Canal+.

{ENDS}

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